Exhibit 4

Rescission Offer
Common Stock Acquired Pursuant To Warrants Exercised Prior To June 30, 2004

This notice is directed to those shareholders of Gateway Financial Holdings, Inc. (“Gateway”) who acquired shares of Gateway’s common stock upon the exercise of warrants that expired on June 30, 2004. The shares issued upon exercise of our warrants may not have been exempt from registration or qualification under the securities laws of certain states (See NCGS 78A-24). While that does not affect the status of your ownership, you should read this letter regarding certain rights that you have.

In November 2001, following our reorganization into a holding company structure, we registered the shares of Gateway’s common stock to be issued upon exercise of our warrants with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to federal law. At that time we erroneously concluded that certain exemptions with respect to registration or qualification of the common stock under certain state laws applied. We recently became aware through an internal review that our analysis was not entirely correct in certain states and that, in addition to registering the shares with the SEC, we should have registered or qualified the shares in these states.

Under applicable statutes, we are making a rescission offer to those persons who exercised warrants to purchase Gateway’s common stock on or before June 30, 2004. Under the applicable statutes, you have the right to require that Gateway repurchase the common stock you received upon exercise of the warrants for cash at a price of $9.15 per share (i.e., the exercise price of the warrants) plus interest on your money at the statutory rate (eight percent in the state of North Carolina) calculated from the time that you exercised your warrants.

If you wish to have your shares repurchased, you must mail the form of acceptance of the rescission offer enclosed with this notice to our transfer agent, SunTrust Bank. The addresses for our transfer agent are:

By overnight mail:	By certified US mail:

SunTrust Bank	SunTrust Bank
58 Edgewood Av., Room 225A	PO Box 4625
Atlanta, GA 30303	Atlanta, GA 30302

Your right to accept this rescission offer must be exercised within thirty (30) days from the day you receive this letter. You should be aware that if you have not mailed the form Acceptance of Rescission Offer with a postmark dated prior to midnight on the thirtieth day following your receipt of this notice, your right to sue for recovery or to recover the consideration paid for your shares pursuant to these state statutes will expire (See NCGS 78A-56).

If you accept the rescission offer, you must return the stock certificates to our transfer agent within 45 days of receipt of this notice for your acceptance to be effective. The cash for the shares will be payable within seven business days after receipt of the stock certificates. If you have any questions about this letter, you should call our transfer agent at 800-568-3476.

You may take no action and continue to own the shares that you purchased. The shares are and continue to be eligible for trading on the Nasdaq National Market under the symbol “GBTS.”

/s/ D. Ben Berry

D. Ben Berry, President
Gateway Financial Holdings, Inc.

ACCEPTANCE OF RESCISSION OFFER

I ELECT to require that Gateway repurchase the shares I acquired upon exercise of the warrants for cash at a price of $9.15 per share (i.e., the exercise price of the warrants) plus interest on that sum at the statutory rate calculated from the time that I exercised my warrants.

I understand that I must return the stock certificates to the transfer agent within 45 days of receipt of the rescission notice for my acceptance to be effective.

Name:

Address:

Telephone: